

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 7, 2017

J. Daniel Thatcher
President and Chief Executive Officer
Fortuneswell Corporation
11 Vista Hermosa Dr.
Simi Valley, CA 93065

> **Re: Fortuneswell Corporation**
> **Registration Statement on Form S-1**
> **Filed July 14, 2017**
> **File No. 333-219284**

Dear Mr. Thatcher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please confirm that the company is not a blank check company for purposes of Rule 419 of the Securities Act, and provide us with the analysis whereby you made your determination.

2.   Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

3.   Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligations may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Available Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the Exchange Act, the short-swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act and the majority of the tender offer regulations.

Market for Common Equity and Related Stockholder Matters
Reports, page 32

4.   We note that you failed to timely file your periodic reports after your previous Form S-1 was declared effective on July 24, 2015. Please add a risk factor discussing your inability to meet the periodic reporting requirements of the Exchange Act and disclose that historically you have not been timely in meeting your required reporting obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

J. Daniel Thatcher
Fortuneswell Corporation
August 7, 2017
Page 3

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser,
at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202)
551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications